Exhibit 1

AudioCodes Press Release

P R E S S  R E L E A S E

Company Contact	IR Agency Contact

Shirley Nakar - Orgad Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Brett Maas, Managing Partner Hayden IR Tel: +1-646-536-7331 Brett@haydenir.com

AudioCodes Receives Approval for Extension of Share Repurchase Program

Lod, Israel – February 4, 2020 - AudioCodes (NASDAQ: AUDC) Press Release

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced that it has received Israeli court approval to repurchase up to an additional $12 million (“Permitted Amount”) of its Ordinary Shares, NIS 0.01 nominal value. The share repurchases will be funded from available working capital. The court approval also permits the Company to declare a dividend of any part of the Permitted Amount during the approved validity period. The most recent court approval for share repurchases expired on February 3, 2020 and the new approval is valid through August 3, 2020.

Any share purchases may take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. For all or a portion of the authorized repurchase amount, AudioCodes may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program does not require AudioCodes to acquire a specific number of shares, and may be suspended from time to time or discontinued.

The court approval does not commit the Company to repurchase any shares or declare any cash dividends, and there can be no assurance that the Company will decide to effect repurchases or declare cash dividends payable to its shareholders.

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AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2020 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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